SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                           Commission  File  Number:  0-21802
                                           Cusip  Number:  62944W207

(Check  One):  Form 10-K   Form 20-F   Form 11-K   X Form 10-Q   Form N-SAR
     For  Period  Ended:  June  30,2003
                          -------------
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:_______________________________

  Read attached instruction sheet before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART  I  -  REGISTRANT  INFORMATION

N-Viro  International  Corporation
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Full  Name  of  Registrant

Former  Name  if  Applicable

3450  W.  Central  Avenue,  Suite  328
--------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Toledo,  Ohio  43606
--------------------
City,  State  and  Zip  Code


PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X    (a)  The  reasons  described  in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or expense;

X    (b)  The  subject  annual  report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20F, 11-K, 10-Q, N-SAR, or the transitional report or portion thereof could not be filed within the prescribed time period.

     The Company is unable to complete the preparation of the financial statement within the required time period without unreasonable effort or expense, due to delays in gathering information needed to complete the preparation and inclusion of the required financial statement.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     James  K.  McHugh  Chief  Financial  Officer   (419) 535-6374
     --------------------------------------------   ----------------
                       (Name)                   (Area  Code)(Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports have been filed? If the answer is no, identify report(s).

                                        X  Yes            No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                         X Yes            No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            See Attachment A hereto.




                        N-Viro International Corporation
                        --------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:8/14/03     By         /s/  James  K.  McHugh
     -------             -------------------------
                          Name:  James  K.  McHugh
                 Title:  Chief  Financial  Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive office), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec.232.201 or Sec.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec.232.13(b) of this Chapter).

                                  ATTACHMENT A



     N-Viro International Corporation (the "Company") expects to report on Form 10-Q, when filed, that consolidated revenues amounted to approximately $1.51 million for the quarter ended June 30, 2003, compared to $1.24 million for the quarter ended June 30, 2002, and approximately $2.76 million for the six months ended June 30, 2003 compared to $2.66 million for the six months ended June 30, 2002.

     The Company anticipates a net loss of approximately $212,000 for the quarter ended June 30, 2003 compared to a net loss of $126,000 for the quarter ended June 30, 2002, and a net loss of approximately $349,000 for the six months ended June 30, 2003 compared to a net loss of approximately $102,000 for the six months ended June 30, 2002. The increase in net loss for the quarter and the six month periods was principally due to: an increase in operating expenses for general and administrative expenses, and a decrease in nonoperating income from a joint venture and increased interest cost.

     The Company expects working capital to be approximately ($1,226,000) as of June 30, 2003, compared to ($1,040,000) as of December 31, 2002. The decrease in working capital was principally due to the loss for the six month period, partially offset by a restructuring of the Company's debt.

     The Company expects stockholders' equity to amount to approximately $912,000 as of June 30, 2003, compared to $1.22 million as of December 31, 2002. The decrease in stockholders' equity was principally due to the operating loss for the six month period.